Exhibit 99.1

Results for Announcement to the Market

James Hardie Industries plc

ARBN 097 829 895

Appendix 4D – Nine Months Ended 31 December 2013
Key Information	Nine Months Ended 31 December
	2013 US$M		2012 US$M		Movement
Net Sales From Ordinary Activities		1,117.4		994.5	Up	12%
Profit From Ordinary Activities After Tax Attributable to Shareholders		286.3		115.0	Up	—
Net Profit Attributable to Shareholders		286.3		115.0	Up	—
Net Tangible Assets per Ordinary Share	US$	0.24	US$	0.18	Up	33%

Dividend Information

•	A special dividend of US28.0 cents per security (“125 year anniversary special dividend”) was announced in US currency and will be paid on 30 May 2014.

•	The record date to determine entitlements to the 125 year anniversary special dividend is 21 March 2014 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	An FY2014 first half ordinary dividend (“FY2014 first half dividend”) of US8.0 cents per security is payable to share/CUFS holders on 28 March 2014. The record date to determine entitlements to the FY2014 first half dividend was 19 December 2013.

•	The 125 year anniversary special dividend, FY2014 first half dividend and future dividends will be unfranked for Australian taxation purposes.

•	The company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from these dividends and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

•	The Australian currency equivalent amount of the 125 year anniversary special dividend to be paid to share/CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	The FY2014 first half dividend converts to a dividend payment of 9.0448 Australian cents.

•	No dividend reinvestment plan is in operation for both the 125 year anniversary special dividend and the FY2014 first half dividend.

•	The FY2013 second half ordinary dividend (“FY2013 second half dividend”) of US13.0 cents per security and a special dividend (“FY2013 special dividend”) of US24.0 cents per security were paid to share/CUFS holders on 26 July 2013.

Movements in Controlled Entities during the nine months ended 31 December 2013

There were no movements in controlled entities during the nine months ended 31 December 2013.

Review

The results and financial information included within this nine month report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 3rd Quarter and Nine Months Ended 31 December 2013

Contents

1.	Media Release

2.	Management’s Analysis of Results

3.	Management Presentation

4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2013 Annual Report which can be found on the company website at www.jameshardie.com.